SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Gartner, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Lewis G. Schwartz, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
Tel: (203) 316-1111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94303
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable.	Not Applicable.

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable.
Form or Registration No.: Not Applicable .
Filing Party: Not Applicable .
Date Filed: Not Applicable .
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer:

ITEM 12. EXHIBITS.
EX-99.1: PRESS RELEASE
EX-99.2: E-MAIL COMMUNICATION TO MANAGERS

This filing and attached exhibits relate solely to preliminary communications made before the commencement of an anticipated voluntary stock option repurchase program by Gartner, Inc.
     These Materials do not constitute an offer to holders of eligible options to purchase Gartner common stock to tender their options for cash. When the repurchase program is commenced, Gartner will provide option holders who are eligible to participate in the repurchase program with materials explaining the precise terms, conditions and timing of the repurchase. Persons who are eligible to participate in the repurchase program should read these materials carefully when they become available because they will contain important information about the repurchase program. Gartner will also file these materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the repurchase program. Gartner option holders will be able to obtain these materials and other documents filed by Gartner with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.1	August 22, 2005 Press Release

99.2	E-mail communication to managers.